EXHIBIT (a)(5)(iii)

Bayer HealthCare AG
Corporate Communications
51368 Leverkusen
Germany

Phone +49 214 30 1
www.news.bayer.com
NEWS RELEASE

Bayer HealthCare Affiliate MEDRAD Announces Completion of Subsequent Offering Period for Shares of Possis Medical
Merger to Be Completed Shortly

Leverkusen, Germany / Pittsburgh, PA, USA, April 2, 2008 — Bayer HealthCare affiliate MEDRAD, Inc. announced today the completion of its tender offer for the outstanding shares of common stock of Possis Medical, Inc. (Nasdaq: POSS). The depositary for the offer has advised MEDRAD that, as of the expiration of the subsequent offer period at 5:00 p.m., New York City time, on Tuesday, April 1, 2008, a total of 15,835,892 Possis Medical shares had been validly tendered in the offer which represents approximately 93.0 percent of the outstanding shares. MEDRAD, through its wholly owned subsidiary Phoenix Acquisition Corp. has accepted for purchase all shares that were validly tendered in the offer.
MEDRAD expects to effect a merger of its subsidiary with and into Possis Medical without a vote or meeting of Possis Medical’s shareholders as soon as practicable. In the merger, each outstanding Possis Medical share not tendered and purchased in the offer (other than those as to which holders properly exercise appraisal rights) will automatically be canceled and converted pursuant to Minnesota law into the right to receive the same US-Dollar 19.50 per share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, that was paid in the tender offer. As a result of the merger, Possis Medical will become a wholly-owned subsidiary of MEDRAD. Following the merger, Possis Medical’s common stock will cease to be traded on the NASDAQ.

About MEDRAD
MEDRAD, Inc. is a worldwide leading provider of medical devices and services that enable and enhance imaging procedures of the human body. Used in diagnostic imaging, MEDRAD’s product offerings include a comprehensive line of vascular injection systems, magnetic resonance (MR) surface coils and patient care products, and equipment services. Total 2007 revenues were US-Dollar 525 million. MEDRAD is a 2003 recipient of the Malcolm Baldrige National Quality Award, the top honor a U.S. company can receive for quality and business excellence. The company’s world headquarters is near Pittsburgh, Pennsylvania, in the United States. MEDRAD is an affiliate of Bayer AG and employs over 1,700. More company information is available at www.MEDRAD.com.
About Possis Medical
Possis Medical develops, manufactures and markets pioneering medical devices for the large and growing cardiovascular and vascular treatment markets. The Company’s AngioJet System is the world’s leading mechanical thrombectomy system with FDA approval to remove large and small thrombus from coronary arteries, coronary bypass grafts, peripheral arteries and veins, A-V grafts and native fistulas.
About Bayer HealthCare
Bayer AG is a global enterprise with core competencies in the fields of health care, nutrition and high-tech materials. Its subgroup Bayer HealthCare is one of the world’s leading, innovative companies in the healthcare and medical products industry and is based in Leverkusen, Germany. The company combines the global activities of the Animal Health, Consumer Care, Diabetes Care, and Pharmaceuticals divisions. The Pharmaceuticals division comprises the following business units: Women’s Healthcare, Diagnostic Imaging, Specialized Therapeutics, Hematology/Cardiology, Primary Care, and Oncology. The company’s aim is to discover and manufacture products that will improve human and animal health worldwide. The products enhance well being and quality of life by diagnosing, preventing and treating diseases.
Contact
Bayer HealthCare
Oliver Renner, phone: +49 30 468 12431
Head Global Public Relations & Public Affairs
Email: oliver.renner@bayerhealthcare.com
MEDRAD
Luanne Radermacher, phone: +1 724 940 7968
Director, Corporate Affairs
Email: lradermacher@medrad.com

or 2008-0137E
Forward-Looking Statements
This release may contain forward-looking statements based on current assumptions and forecasts made by Bayer Group or subgroup management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.